

December 9, 2013

Via E-mail
Ralph Schlosstein
Chief Executive Officer and Director
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, New York 10055

> **Re: Evercore Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-32975**

Dear Mr. Schlosstein:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Investment Management, page 39

Assets Under Management, page 40

1. We note that Institutional Asset Management had net outflows (exclusive of the effects of market appreciation) of $3.1 billion during the year ended December 31, 2012, which represents a 34% decrease of beginning AUM, as compared to positive net inflows

(exclusive of market appreciation) of $1.1 billion for the Wealth Management business for the same period, which represents a 33% increase in beginning AUM. In an effort to provide more fulsome disclosure to your investors, please expand your disclosure to provide additional quantitative and qualitative information to discuss the changes in AUM during the periods presented for each of your three businesses. Specifically, enhance your disclosure to better describe the predominant investment focus of each business, drivers of the related changes in activity and balances, including trends in inflow and outflows, market appreciation and performance metrics relative industry benchmarks. Please provide us with a draft of your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 63

Note 15 – Noncontrolling Interest, page 87

2. For the period ending December 31, 2012, Redeemable Noncontrolling Interest related to EWM reflected an increase in fair value of $28,679 which you state on page 49 was primarily due to the increase in the value of the EWM's equity after its acquisition of Mt. Eden, as well as the expiration of key-man insurance policies. Please enhance future filings to provide a more fulsome discussion of the underlying activity that contributed to the significant increase in EWM's equity. Additionally, given the factors driving the increase in fair value of the redeemable noncontrolling interests, please tell us why the offset to the journal entry was to additional paid-in capital and not the retained deficit, and as part of your response, please tell us why dividends on your common stock do increase the retained deficit.   Please provide us with a draft of your proposed disclosure.

Note 16 – Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders, page 89

3. In footnote (a) on page 89, you state that LP units (which represent the right to receive Class A Shares upon exchange) were antidilutive and consequently the effect of their exchange into Class A Shares has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. Enhance future filings as to how the underlying terms of the LP units impact both the numerator and denominator in the calculation of diluted net income (loss) per share, including any related assumptions and basis thereof, and why the LP units have continuously been antidilutive, including circumstances, if any, in which they could become dilutive.   Please provide us with a draft of your proposed disclosure.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Condensed Consolidated Financial Statements, page 3

Notes to Unaudited Condensed Consolidated Financial Statements, page 9

Note 8 – Investments, page 13

4. In your discussion of EMCP III and the related general partner, Evercore Mexico Partners III ("EMP III") on page 14, you discuss how in conjunction with an amended and restated Limited Partnership Agreement, including the admittance of certain related limited partners, you reevaluated your interest in EMP III and determined EMP III to be a VIE and you to be the primary beneficiary. You also state that since you had previously consolidated EMP III as a voting interest entity, this event has no impact on your assets and liabilities. In evaluating your related consolidation and investment disclosures in Notes 2 and 9 to the December 31, 2012 consolidated financial statements, we did not find disclosure of an investment in EMP III or information that would have allowed an investor to conclude EMP III was included in your consolidated financial statements at December 31, 2012. Please enhance future filings to provide a more clear and comprehensive discussion of your investments in private equity funds (including Trilantic Capital Partners), including the nature of the investment, whether such investments are VIE's, voting interest entities, other partnerships or similar entities, and how such investments are accounted for in your financial statements. Please also clarify relationships with other financial interests (e.g. Trilantic's Redeemable Noncontrolling Interest, Trilantic IV) reflected in your financial statements. Ensure your discussion aligns with the related policy discussions in Note 2 – Significant Accounting Policies. Please provide us with a draft of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Associate Chief Accountant